1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2023
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 10, 2023	By	/s/ Wendell Huang

Wendell Huang

Vice President,
Chief Financial Officer

TSMC April 2023 Revenue Report
HSINCHU, Taiwan, R.O.C. – May 10, 2023 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for April 2023: On a consolidated basis, revenue for April 2023 was approximately NT$147.90 billion, an increase of 1.7 percent from March 2023 and a decrease of 14.3 percent from April 2022. Revenue for January through April 2023 totaled NT$656.53 billion, a decrease of 1.1 percent compared to the same period in 2022.

TSMC April Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	April 2023	March 2023	M-o-M Increase (Decrease) %	April 2022	Y-o-Y Increase (Decrease) %	January to April 2023	January to April 2022	Y-o-Y Increase (Decrease) %
Net Revenue	147,900	145,408	1.7	172,561	(14.3)	656,533	663,637	(1.1)

TSMC Spokesperson:	TSMC Deputy Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for April 2023 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2023	2022
Apr.	Net Revenue	147,899,735	172,561,382
Jan. ~ Apr.	Net Revenue	656,532,708	663,637,255
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC*	307,823,396	92,112,000	-
TSMC China**	90,388,954	63,561,280	49,744,480
* The borrower is TSMC Arizona, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	769,558,490	2,554,981	2,554,981
TSMC**		230,280,000	230,280,000
TSMC***		369,443,424	246,627,409
TSMC Japan Ltd.****	337,350	302,676	302,676
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.
**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.
4. Financial derivative transactions (in NT$ thousands)

(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	100,213,474
	Mark to Market of Outstanding Contracts	741,500
	Cumulative Unrealized Profit/Loss	206,714
Expired Contracts	Cumulative Notional Amount	281,003,677
	Cumulative Realized Profit/Loss	2,367,076
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	20,688,700
	Mark to Market of Outstanding Contracts	(106,119)
	Cumulative Unrealized Profit/Loss	(489,245)
Expired Contracts	Cumulative Notional Amount	66,189,086
	Cumulative Realized Profit/Loss	367,065
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	5,251,512
	Mark to Market of Outstanding Contracts	23,301
	Cumulative Unrealized Profit/Loss	119,555
Expired Contracts	Cumulative Notional Amount	17,649,094
	Cumulative Realized Profit/Loss	(93,764)
Equity price linked product (Y/N)		N

(2)Derivatives applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	455,620
	Mark to Market of Outstanding Contracts	3,996
	Cumulative Unrealized Profit/Loss	3,996
Expired Contracts	Cumulative Notional Amount	-
	Cumulative Realized Profit/Loss	39,959
Equity price linked product (Y/N)		N
‧TSMC Global

		Future
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,575,115
	Mark to Market of Outstanding Contracts	(41,016)
	Cumulative Unrealized Profit/Loss	(42,149)
Expired Contracts	Cumulative Notional Amount	2,655,896
	Cumulative Realized Profit/Loss	20,623
Equity price linked product (Y/N)		N